SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated December 13, 2013 entitled “Telecom Argentina S.A. announces dividends for the fiscal year ended December 31, 2012”

For immediate release

Market Cap: P$ 30.4 billion

December 13, 2013

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54 11) 4968-3743/3752

Telecom Argentina S.A.

announces dividends for the fiscal year ended

December 31, 2012

Buenos Aires, December 13, 2013 - Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) (BASE: TECO2, NYSE: TEO), one of Argentina’s leading telecommunications groups, announced that the Board of Directors on its meeting held on December 13, 2013 decided to determine the total withdrawal and distribution to Shareholders of the Reserve for Future Cash Dividend in the amount of P$ 1,000,000,000. The constitution of the referred Reserve was approved in the second part of the Annual General Ordinary Shareholders’ Meeting on April 23, 2013, adjourned to May 21, 2013.

The dividend payment will be made starting on December 27, 2013. The amount to be distributed is equivalent to P$1.03182179 per outstanding share or P$5.15910896 per ADR, prior to deductions of the Personal Asset Tax and Income Tax obligations, as described below. Dividends will not be paid nor reserved to Treasury shares.

For ADR holders, the Record Date is December 26, 2013 and the Payment Date is January 6, 2014. The payment to these shareholders will be made through the Depositary Bank, JP Morgan Chase Bank N.A.

For non-ADR holders, the Record Date is also December 26, 2013 and payment will be available as from December 27, 2013. For these shareholders, payment will be made through Caja de Valores S.A. in Argentina.

The Company will deduct from the dividend payments the proportionate value of the amount paid by the Company relating to the Personal Asset Tax (pursuant to the unnumbered section following section 25 of Law No. 23,966, as amended) for fiscal year 2012. Deductions of Personal Asset Tax payments will not apply to shareholders who did not own shares or ADRs on December 31, 2012 or who have reimbursed the Company the amounts relating to such tax obligations.

As well and if applicable, from the dividend to be paid, Telecom Argentina will deduct 10% of the amount distributed as Income Tax as it is provided in the last paragraph of Article 90 of Law 20,628 and amendments, incorporated by law 26,893.

Due to the time required to determine which non-ADR holders are subject to the referred taxes, the effective date of the dividend distribution through Caja de Valores S.A. will be made within 10 days after the payment date, in accordance with the time period established in Article 90 of the Buenos Aires Stock Exchange Listing Rules.

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1

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 13, 2013, Telecom continued to have 984,380,978 shares issued and 969,159,605 shares outstanding.

For more information, please contact Investor Relations:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Gustavo Tewel (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

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Enrique Garrido

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: December 13, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman